SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*



                        Healthcare Imaging Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    421939109
                                 (CUSIP Number)

   Ulises C. Sabato, M.D.                            With a copy to:
   106 Grand Avenue                                  Laura R. Kuntz, Esq.
   Englewood, NJ 07631                               Lowenstein, Sandler, Kohl,
   (201) 894-8242                                       Fisher & Boylan, P.A.
                                                     65 Livingston Avenue
                                                     Roseland, New Jersey  07068
                                                     (973) 992-8700

                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  May 21, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 421939109
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(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons:

                  Ulises C. Sabato, M.D.
--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions):

     (a) [ ]               (b) [ ]
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(3)      SEC Use Only
--------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions):  PF, 00
--------------------------------------------------------------------------------

(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e):                                     [ ]
--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization:       United States
--------------------------------------------------------------------------------

Number of Shares           (7)    Sole Voting Power:                 732,365*
Beneficially Owned         (8)    Shared Voting Power:                     0
by Each Reporting          (9)    Sole Dispositive Power:            732,365*
Person With:              (10)    Shared Dispositive Power:                0
--------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person:     732,365
--------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions):                          [ ]
--------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11):               8.2%
--------------------------------------------------------------------------------

(14)   Type     of     Reporting     Person     (See     Instructions):     IN
--------------------------------------------------------------------------------
*Includes 147,000 shares held in a pension plan for the benefit of Dr. Sabato and 50,000 shares issuable upon the exercise of options that are presently exercisable by Dr. Sabato.

Item 1.   Security and Issuer.

          This Schedule 13D of Dr. Ulises C. Sabato relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Healthcare Imaging Services, Inc. (the "Company"). The principal executive offices of the Company are located at 200 Schulz Drive, Red Bank, NJ 07701.

Item 2.   Identity and Background.

          The person filing this statement is Dr. Ulises C. Sabato, whose business address is 106 Grand Avenue, Englewood, New 07631. Dr. Sabato is a neurologist in private practice.

          Dr. Sabato has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Dr. Sabato is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares of Common Stock on behalf of Dr. Sabato have come directly from Dr. Sabato's personal funds. In addition to his purchases, Dr. Sabato received a total of 127,365 shares of Common Stock in June, 1994 in consideration for the sale of a MRI center which he previously owned.

Item 4.   Purpose of the Transaction.

          The acquisition of the shares of Common Stock referred to in Item 5 is solely for investment purposes on behalf of Dr. Sabato. Dr. Sabato has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon the information set forth in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997, as of November 11, 1997 there were 8,856,474 shares of Common Stock issued and outstanding. As of December 1, 1997, Dr. Sabato beneficially owned an aggregate of 732,365 shares (including 147,000 shares held in his pension plan and 50,000 shares issuable upon the exercise of stock options which are currently exercisable) or 8.2% of the outstanding shares. Dr. Sabato possesses sole power to vote and to direct the disposition of all shares of Common Stock beneficially owned by him. The only transaction effected by Dr. Sabato in the Company's Common Stock during the 60 days prior to December 1, 1997 was a purchase of 50,000 shares on November 20, 1997 at a price of $1-1/16 per share. This purchase was effected in an ordinary broker's transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          No contracts, arrangements, understanding or similar relationships exist with respect to the shares of Common Stock of the Company between Dr. Sabato and any person or entity.

Item 7.   Materials to be Filed as Exhibits.

          Not Applicable.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        December 10, 1997
                                                  /s/Ulises C. Sabato, M.D.
                                                  ------------------------------
                                                  Ulises C. Sabato, M.D.




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).